Exhibit 21.1
Subsidiaries of ViaSat
1.	ViaSat Worldwide Limited, a Delaware corporation.

2.	ViaSat China Services, Inc., a Delaware corporation

3.	ViaSat Australia PTY Limited, an Australian corporation

4.	ViaSat Canada Company, a Nova Scotia unlimited liability company

5.	ViaSat Europe S.r.l., an Italian limited liability company

6.	ViaSat India Pvt. Ltd., an Indian private limited company

7.	Immeon Networks, LLC., a Delaware limited liability company

8.	U.S. Monolithics, LLC., an Arizona limited liability company

9.	Efficient Channel Coding, Inc., an Ohio corporation

10.	Enerdyne Technologies, Inc., a Delaware corporation

11.	Intelligent Compression Technologies, Inc., a Delaware corporation

12.	JAST, S.A., a Swiss corporation